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                                                                  March 13, 1997

The Board of Trustees
Granum Series Trust
126 East 56th Street
New York, NY 10022

Gentlemen:

     In order to provide Granum Series Trust (the "Trust") with its initial capital, Granum Capital Management, L.L.C. (the "Purchaser") is hereby purchasing from the Trust 5,000 shares of beneficial interest, $.001 par value, of the Trust, representing interests in Granum Value Fund (the "Shares"), at a purchase price of $20.00 per Share.

     The Purchaser represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof and that the Purchaser has no present intention to dispose of the Shares.

     The Purchaser hereby agrees that if any of the Shares purchased by Purchaser herewith are redeemed by the Purchaser (or any subsequent holder of such Shares) during the sixty (60) month period following the date of commencement of operations of the Trust, the purchaser will reimburse the Trust for any unamortized organization and start-up expenses in the same proportion as the number of Shares being redeemed bears to the number of Shares outstanding at the time of redemption.

                                    Very truly yours,


                                    GRANUM CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Lewis M. Eisenberg
                                        ----------------------

                                    Title: Member
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